NUMBEER, INC.

April 19, 2011

VIA EDGAR ONLY

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Attn:  Jeff Jaramillo, Branch Chief

Re:	Numbeer, Inc.
Form 10-K for the year ended May 31, 2010
Filed September 1, 2010
Form 10-Q for the quarterly period ended August 31, 2010
Filed October 20, 2010
Form 10-Q for the quarterly period ended November 30, 2010
Filed January 19, 2011
File No. 333-153172

Form 10-Q for the period ended November 30, 2011

1.
We see from your response to our comment 2. Please clarify for us whether you dismissed your independent auditors and the date thereof.  In addition, we remind the company of its reporting obligations under Item 4.01 of Form 8-K, which requires you to file the information outlined in Item 304 of Regulation S-K no later than the fourth day following the date on which you dismissed your auditors.

Please note, as set forth in our Current Report on Form 8-K filed on April 5, 2011, we reported the dismissal of Seale & Beers, CPAs as our independent accounting firm and the appointment of Li & Company, P.C.  We believe this filing satisfied our reporting obligations under Item 304 of Regulation S-K.

2.	Please tell us when you plan to file the amended Form 10-Q for the period ended November 30, 2011.

We are working with our new independent public accounting firm to review the financial statements for this period and anticipate filing an amended Form 10-Q by May 1, 2011.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,
NUMBEER, INC.

By:	/s/ Michael Allan English
Michael Allan English
President, Secretary Treasurer, Principal Executive Officer, Principal Financial Officer and Sole Director
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112 North Curry Street, Carson City, NV 89703-4934 •  Phone: (775) 321-8216